Exhibit 99.1

Glass House Brands Announces $ 25,000 Donation to The Weldon Project and CEO Kyle Kazan’s Appointment to the Organization’s Board of Directors

This contribution and the Company’s leadership efforts will support The Weldon Project’s clemency and reentry initiatives for nonviolent cannabis offenders

LONG BEACH, Calif and TORONTO, Dec. 6, 2021 /CNW/ - Glass House Brands Inc. ("Glass House" or the "Company") (NEO: GLAS.A.U and GLAS.WT.U) (OTCQX: GLASF and GHBWF), one of the fastest-growing, vertically integrated cannabis companies in the U.S., today announced that Company Co-Founder, Chairman and CEO, Kyle Kazan, has joined the Board of Directors of The Weldon Project (the ‘Organization’), a non-profit organization co-founded by former cannabis prisoner Weldon Angelos, and dedicated to the dual goals of ending federal prohibition of cannabis and achieving criminal justice reform for those convicted of nonviolent cannabis-related offenses. Additionally, Glass House announced a $25,000 donation to further support the Organization’s ongoing mission to assist individuals incarcerated for nonviolent, cannabis-related offenses.

Glass House Brands and The Weldon Project have been working closely together since 2020 to advocate for policy change and clemency programs that address the lasting harm created by the War on Drugs. Over the next year, Glass House has committed to spearheading upcoming fundraising initiatives for The Weldon Project as well as a campaign to petition the Biden administration to free all federal nonviolent cannabis prisoners. The campaign will initially highlight the case of Parker Coleman, who is serving a 60-year federal sentence on a nonviolent cannabis conspiracy conviction, and will be launched in coordination with a growing list of supporters including hip-hop artists Russ and Tory Lanez, NBA veteran Al Harrington, and San Diego Padres pitcher Keone Kela (both Weldon Project Board Members).

Most recently, the Glass House was among the 150+ high-profile signatories that supported The Weldon Project’s September 14th letter to President Joseph R. Biden requesting a full, complete and unconditional pardon to all persons subject to federal criminal or civil enforcement on the basis of a nonviolent marijuana offense. The Company concurrently produced a live panel discussion on the topic, which can be found at the same link as the letter to President Biden above. It was hosted by Politico cannabis policy reporter Mona Zhang and featured hip-hop artist Killer Mike, Angelos, and Kazan, in addition to rapper Ralo, who joined the conversation from Clayton County Detention Center in Ashland, Alabama where he continues to serve time for a nonviolent cannabis offense. In January, Glass House also issued an open letter to former President Donald J. Trump, urging him to pardon Parker Coleman.

“As a retired law enforcement officer in LA, I saw the unequal, unfair, and unjustifiable actions of the War on Drugs firsthand,” said Kazan. “It was my profound disagreement with those policies, and the experience of participating in them, that led me many years ago to become an advocate of ending the War on Drugs, releasing nonviolent drug offenders and expunging their criminal records. As the CEO of a large, publicly traded cannabis company today — one that openly traffics in massively more cannabis than any incarcerated individuals like Parker Coleman or Luke Scarmazzo ever did — I know how much more must be done. I am proud to join forces with The Weldon Project, making a commitment to doing everything we can to heal the damage done by our nation’s Prohibitionist policies. I have never met a more energetic and passionate advocate, more trustworthy partner, or more knowledgeable resource than Weldon, whose own personal experience has given him such unfortunate authority on an ugly chapter in our history. I'm convinced that The Weldon Project will be a powerful force for good in unlocking thousands of jail cells and restarting people's lives."

“I’m excited to welcome Kyle to our Board of Directors as his commitment to our cause along with his experience in being a Director for non-profits will make him a valuable new member for the Weldon Project. Kyle and his team at Glass House have been valuable partners in our ongoing fight to end cannabis incarceration around the country,” said Weldon Angelos, President and Co-founder of The Weldon Project. “Individuals convicted of cannabis offenses essentially live as second-class citizens in modern society and are stripped of their abilities to access loans, housing and professional opportunities even after they have served their sentences. We will continue to work with Glass House and our other partners to ensure that the detrimental effects of cannabis prohibition are relics of the past.”

About Glass House Brands

Glass House Brands is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com.

Media Contact

Noah Bethke

MATTIO Communications

glasshouse@mattio.com